UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No._)*





                            MICROPAC INDUSTRIES, INC.
                                (Name of Issuer)



                   Common Stock, US$ 0.10 par value per share
                         (Title of Class of Securities)



                                    595135104
                                 (CUSIP Number)



                               Heinz-Werner Hempel
                                Managing Partner
Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts
             c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG
                                   Am Wall 127
                             D-28195 Bremen, Germany
                             Tel: +49(0)421-16227-0

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                October 10, 2007
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 595135104

(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

(3)  SEC Use Only


(4)  Source of Funds (See Instructions)
      OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)   Citizenship or Place of Organization Bremen, Germany Principal Business
      Address:
      c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG
      Am Wall 127
      D-28195 Bremen, Germany

Number of Shares Beneficially Owned by Each Reporting Person With

     (7)  Sole Voting Power
            1,952,577

     (8)  Shared Voting Power
            0

     (9)  Sole Dispositive Power
            1,952,577

     (10) Shared Dispositive Power
            0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,952,577

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)
      75.7 %

(14) Type of Reporting Person (See Instructions)
      PN






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Item 1. Security and Issuer

     This Schedule 13d relates to the common stock, US$ 0.10 par value per share, of MICROPAC INDUSTRIES, INC., a Delaware incorporation with principal executive offices located at 905 East Walnut Street, Garland, Texas 75040.

Item 2. Identity and Background

     (a)  Name of Reporting Person

          Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts (the "Partnership")

     (b)  Place of Organization and Principal Business Address

          Place of Organization: Bremen, Germany

          Address of Principal Office:
          c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG
          Am Wall 127
          D-28195 Bremen, Germany

     (c)  Principal Business

          The principal business of the Partnership is the holding and management of shares in Micropac Industries, Inc. (business address:
          905 East Walnut Street, Garland, Texas 75040) for investment and estate planning purposes. The partnership has no intention to distribute shares in Micropac Industries, Inc.

     (d)  Criminal Proceedings:

          The Partnership was formed in July 2007 and has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). To the knowledge of the Partnership, neither the Partnership's only managing partner, Mr. Heinz-Werner Hempel, nor the other partners of the Partnership, Mr. Robert Patrick Hempel and Ms. Maria Theresa Hempel, have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e)  Civil Proceedings:

          Neither the Partnership nor, to the knowledge of the Partnership, the Partnership's managing partner, Mr. Heinz-Werner Hempel, nor the other partners of the Partnership, Mr. Robert Patrick Hempel and Ms. Maria Theresa Hempel, have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Partnership or the managing partner or any of the other partners became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Please see Appendix A filed with this Schedule for Identity and Background items (2)(a), (b), (c) and (f) of each partner of the Partnership, which information is incorporated by reference into this Item 2.




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Item 3. Source and Amount of Funds or Other Consideration

     Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts did not pay any consideration and used no funds for the acquisition of the shares.

Item 4. Purpose of Transaction

     Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts acquired the shares in Micropac Industries, Inc. for estate planning purposes.

     Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts does not have any plans and has not made any proposals that relate to or would result in any action specified in clauses (a) through (j) of Item 4 on
Schedule 13D.

     By virtue of Mr. Heinz-Werner Hempel's 99.98 % interest in Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts and is the sole manager of Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts, it may be deemed that Mr. Heinz-Werner Hempel has a beneficial interest in the shares.

Item 5. Interest in Securities of the Issuer

     (a) See response corresponding to row 11 of the cover page listing Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts as the Reporting Person for the aggregate number of shares beneficially owned by Micropac Industries, Inc.
          Vermoegensverwaltungsgesellschaft buergerlichen Rechts, which is incorporated herein by reference. See response corresponding to row 13 of the cover page listing Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts as the Reporting Person for the percentage of shares beneficially owned by Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts, which is incorporated herein by reference.

     (b)  See  responses  corresponding  to rows seven  through ten of the cover
          page         listing         Micropac         Industries,         Inc.
          Vermoegensverwaltungsgesellschaft buergerlichen Rechts as the Reporting Person for the number of shares as to which Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to vote or direct the disposition, which responses are incorporated herein by reference.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     None.

Item 7. Material to be Filed as Exhibits

     None






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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 10, 2007

                    Micropac Industries, Inc. Vermoegensverwaltungsgesellschaft buergerlichen Rechts



                                          By:
                                          /s/ Heinz-Werner Hempel
                                          -----------------------
                                          Heinz-Werner Hempel
                                          Managing Partner




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                                   Appendix A

Partners  of   Micropac   Industries,   Inc.   Vermoegensverwaltungsgesellschaft
buergerlichen Rechts



1.    Heinz-Werner Hempel
      Managing Partner
      Citizen of the Federal Republic of Germany

      Business Address:
      c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG
      Am Wall 127
      D-28195 Bremen
      Germany

2.    Robert Patrick Hempel
      Partner
      Citizen of the Federal Republic of Germany

      Business Address:
      c/o Hanseatische Waren Handelsgesellschaft mbH & Co. KG
      Am Wall 127
      D-28195 Bremen
      Germany

3.    Maria Theresa Hempel
      Partner
      Citizen of the Federal Republic of Germany

      Residence Address:
      Bloemcamplaan 2 B
      NL-2241 AB Wassenaar
      The Netherlands






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